FORM 8-A

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C. 20549



                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                                GSE SYSTEMS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                    52-1868008
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                              9189 Red Branch Road
                            Columbia, Maryland 21045
                    ----------------------------------------
                    (Address of principal executive offices)

        Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered:               each class is to be so registered:

     Common Stock, par value            American Stock Exchange
     $.01 per share

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act: NONE



ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     GENERAL. This registration statement relates to the common stock, par value $.01 per share ("Common Stock") of GSE Systems, Inc. (the "Company") which is to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the American Stock Exchange.

     The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. At December 31, 1998,

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there were 5,065,688 shares of Common Stock and no shares of Preferred Stock outstanding.

         The following summary of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Amended and Restated Certificate of Incorporation, a copy of which was filed as an exhibit to the Form S-1 Registration Statement as filed with the Securities and Exchange Commission on April 24, 1995 (SEC File No. 33-91530). Reference is made to such exhibit for a detailed description of the provisions summarized below.

Common Stock

         Subject to such preferential rights as may be granted by the Board of Directors in connection with the issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Distributions may be paid to the holders of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor. The Company does not intend to pay dividends on its Common Stock in the forseeable future.

         Stockholders of the Company have no preemptive or other rights to subscribe for additional shares of Common Stock. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of Preferred Stock, in any, then outstanding.

Preferred Stock

         The Amended and Restated Certificate of Incorporation authorizes the Board of Directors to establish one or more classes of Preferred Stock and to determine, with respect to any class of Preferred Stock, the preferences, rights and other terms of such class. The authorized shares of Preferred Stock, as well as authorized but unissued shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention of doing so, it could issue a class of Preferred Stock that could, depending on the terms of such class, impede a merger, tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Certain Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

         The Amended and Restated Certificate of Incorporation and the Bylaws of the Company contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety be reference to the Amended and Restated Certificate of Incorporation and the Bylaws.

         Amendment of Certificate of Incorporation and Bylaws. The Company's Amended and Restated Certificate of Incorporation provides that the provisions therein relating to the staggered Board of Directors, the number of directors and vacancies on the Board of Directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least two-thirds of the voting power of all the shares of capital stock then entitled to vote, voting as a single class.

         The Company's Amended and Restated Certificate of Incorporation also provides that the Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of the members of the Board of Directors. Any action taken by the stockholders with respect to adopting, amending, altering, changing or repealing any Bylaws may be taken only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the shares of capital stock then entitled to vote, voting as a single class.

          Classified Board of Directors. The Amended and Restated Certificate of Incorporation and the Bylaws provide that the Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors and the classes serving staggered three-year terms.

         Number of Directors; Removal; Filling Vacancies. The Amended and Restated Certificate of Incorporation provides that the number of directors will be fixed by the Bylaws. The Bylaws provide that the number of directors will be fixed by the Board of Directors. The Board of Directors has fixed the number of directors at seven. In addition, the Bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least two-thirds of the directors then in office. The Amended and Restated Certificate of Incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.

         The Amended and Restate Certificate of Incorporation also provides that directors may only be removed by the stockholders for cause by the vote of the holders of at least a majority of the Common Stock or with or without cause by the vote of a majority of the directors then in office.

         No Stockholder Action by Written Consent. The Amended and Restated Certificate of Incorporation and the Bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders. They also prohibit stockholder action by written consent in lieu of a meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

         Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

         The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirement specified therein shall control, notice of stockholder nominations or business to be conducted at a meeting must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting if the notice is to be submitted at an annual meeting, or not later than 10 days following the day on which notice of the date of a special meeting was given if the notice is to be submitted at a special meeting.



ITEM 2.   EXHIBITS.

     Not applicable.

                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   GSE SYSTEMS, INC.



January 25, 1999             By:   /s/ Christopher M. Carnavos
                                   -------------------------------
                                   Christopher M. Carnavos
                                   President